Free Writing Prospectus Dated June 12, 2009	Filed pursuant to Rule 433 Registration Statement No. 333-158162

SHIP FINANCE INTERNATIONAL LIMITED

ISSUER FREE WRITING PROSPECTUS

LETTER TO SHAREHOLDERS

The information contained in the Letter to Shareholders set forth in this Issuer Free Writing Prospectus supplements the information contained in Ship Finance International Limited’s Prospectus Supplement dated May 22, 2009 and the accompanying Prospectus dated May 6, 2009.
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ALL SHAREHOLDER ELECTIONS MUST BE RECEIVED BY 5:00 P.M., EASTERN TIME, ON FRIDAY, JUNE 26, 2009.  ELECTIONS MAY BE SUBMITTED OR RESUBMITTED AT ANY TIME PRIOR TO THE ELECTION DEADLINE, BUT NOT THEREAFTER

Dear Shareholder,

Ship Finance International Limited (the “Company”) has declared a quarterly dividend with respect to the first quarter of 2009 (the “Dividend”) in the amount of $0.30 on each of its outstanding shares of common stock (the “Common Shares”). The Dividend is payable in cash or in newly issued Common Shares on or about July 6, 2009 to all shareholders of record on May 27, 2009 (the “Record Date”).

Pursuant to the terms and conditions in the Company’s prospectus supplement dated May 22, 2009, shareholders may elect to receive the Dividend in newly issued Common Shares in lieu of cash.

Shareholders that beneficially owned outstanding Common Shares as of the Record Date that were registered in the name of a broker, dealer or other nominee must contact the registered holder of such Common Shares as soon as possible and instruct such registered holder if they wish to make this election.  All shareholder elections must be received by the Company or its transfer agent, The Bank of New York Mellon (“BNY Mellon”), not later than 5:00 p.m., Eastern Time, on June 26, 2009.  Shareholders are advised to contact their brokers, dealers or other nominees to ensure timely processing of their elections.  No action is required to be taken by shareholders wishing to receive a cash dividend.

Each shareholder electing to receive the Dividend in additional Common Shares will receive a number of additional Common Shares equal to 0.0265 multiplied by the aggregate number of Common Shares held by such shareholder on the Record Date, rounded down to the nearest whole Common Share.  The amount in cash equal to the balance of the Dividend to such shareholder, if any, that has not been applied to the issuance of additional Common Shares will be contributed by the Company to a charitable organization, as defined in Section 501(c)(3) of the U.S. Internal Revenue Code of 1986, as amended, determined by the Company.

Based on the closing price of the Company’s Common Shares on June 10, 2009 of $12.68, the stock dividend alternative represents a value of $0.34 per Common Share.  Shareholders representing approximately 42.4% of our outstanding Common Shares have already informed us that they will elect to receive their dividends in additional Common Shares.

If you have any questions relating to the Dividend, you may contact BNY Mellon, the information agent for the Dividend, directly (U.S. Toll Free: 1-866-221-8936, International: +1 201-680-6579).

Dividend reinvestment plan

The Company would also like to take this opportunity to inform you of its Dividend Reinvestment Plan (the “DRIP”).  The DRIP facilitates the purchase of Common Shares by individual shareholders who wish to re-invest cash dividends in Common Shares of the Company on a regular basis.  BNY Mellon is the plan administrator, and you may sign up for the DRIP by contacting your broker, dealer or other nominee, or alternatively contacting BNY Mellon directly (U.S. Toll Free: 1-800-301-3489, International: +1 201-680-6578).

You can also find more information on our web-site: www.shipfinance.org

Sincerely,

Hans Petter Aas
Chairman

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this free writing prospectus may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Ship Finance International Limited, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement pursuant to this safe harbor legislation. This free writing prospectus and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charterhire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in the Organization of the Petroleum Exporting Countries’ petroleum production levels and world-wide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, drydocking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, piracy or political events, and other important factors described under the heading “Risk Factors” in our prospectus supplement dated May 22, 2009, in our prospectus dated May 6, 2009, and in our annual report on Form 20-F for the year ended December 31, 2008, as well as those described from time to time in the reports filed by us with the SEC.

This free writing prospectus may contain assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as forward-looking statements. We may also from time to time make forward-looking statements in our periodic reports that we will file with the SEC, in other information sent to our security holders, and in other written materials. We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material.

We undertake no obligation to publicly update or revise any forward-looking statement contained in this free writing prospectus, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this free writing prospectus might not occur, and our actual results could differ materially from those anticipated in these forward-looking statements.

Ship Finance International Limited (the “Company”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-715-6374.